Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)

c/o Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1B9

Item 2 Date of Material Change

September 20, 2019 and September 24, 2019.

Item 3 News Release

On September 20, 2019 and September 24, 2019, the Company issued news releases indicating the material change, which were disseminated on the GlobeNewswire news service.

Item 4 Summary of Material Change

On September 20, 2019, the Company announced that it had entered into a securities purchase agreement with institutional investors in the United States to purchase approximately US$5.0 Million of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (the “Offering”).

On September 24, 2019, the Company announced that it had completed the Offering generating gross proceeds of approximately US$5.0 Million.

Item 5.1 Full Description of Material Change

On September 20, 2019, the Company announced that it had entered into a securities purchase agreement with institutional investors in the United States to purchase approximately US$5.0 Million of its common shares in the Offering. The combined purchase price for one common share and one warrant was US$1.50.

Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants will be exercisable commencing six months from the date of issuance, will have an exercise price of US$1.65 per share and will expire 5 years following the date of issuance.

Maxim Group LLC acted as sole placement agent in connection with the Offering.

The common shares described above were offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-232935) previously filed and declared effective by the Securities and Exchange Commission. The warrants issued in the concurrent private placement and shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities law.

On September 24, 2019, the Company announced that it had completed the Offering, generating gross proceeds of approximately US$5.0 Million before deducting placement agent’s fees and expenses.

In approving the Offering and listing the common shares issued and issuable thereunder, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual available to “Eligible Interlisted Issuers”, since the Company’s common shares are also listed on the NASDAQ Capital Market and had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which application was made to TSX to approve the Offering.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Leslie Auld, Chief Financial Officer, at 843-900-3201 or IR@AEZSinc.com.

Item 9 Date of Report

September 25, 2019